News

FOR IMMEDIATE RELEASE

BMO Financial Group Delivers on Promise, Builds for a Strong
Future

Chairman and CEO Tony Comper Addresses BMO’s 186th Annual Meeting

TORONTO, February 24, 2004 — BMO Financial Group will continue to deliver on its promise of consistent, focused growth as it builds into a top-performing, transnational financial services company, Chairman and Chief Executive Officer, Tony Comper said today at the organization’s 186th Annual Meeting in Toronto.

“Five years ago, in my first address to this Annual Meeting as Chief Executive Officer, I promised stakeholders a ‘new era’ for this venerable enterprise — an era marked by a more profitable mix of businesses, a more focused growth strategy, superior strategy execution, and higher returns for investors. Now, with the quality of our 2003 results and seven straight quarters of earnings growth, it is fair to say that we are delivering on our promise,” said Mr. Comper.

Mr. Comper pointed to a 28 per cent earnings-per-share growth and a total shareholder return of 33 per cent in 2003 as solid proof of BMO’s commitment to its stakeholders. He also pointed to two dividend increases last year totaling 17 per cent, followed by today’s announcement of a 14 per cent increase in the quarterly dividend.

Mr. Comper also highlighted the progress in 2003 on improving productivity, BMO’s top priority last year and again this year. While making strategic investments that are essential for future growth, the organization improved cash productivity (the ratio of cash expenses to revenue) by 260 basis points by reining in non-sales-related costs and by achieving revenue growth above the Canadian peer average. As a result, BMO moved from fifth to second in the Canadian peer group in this important measure.

“I would like to emphasize that these numbers represent our solid progress toward our goal of transforming BMO Financial Group into a top-performing financial services company operating broadly in Canada and through significant, focused franchises in the United States,” said Mr. Comper. “This bodes well for continued effective execution of the Canada-U.S. transnational growth strategy to invest in and strengthen our Canadian franchise, while growing and expanding our enviable Harris franchise in some of the most lucrative markets in the U.S.”

Fiscal 2003 and the first part of 2004 also saw a number of key strategic initiatives, including an agreement to open 80 BMO In-store locations in the Sobeys supermarket chain in Canada, the acquisition of New York-based investment bank Gerard Klauer Mattison (now branded as Harris Nesbitt Gerard) and agreements to acquire Lakeland Community Bank and New Lenox State Bank, both located in high-growth, high-potential areas in the greater Chicago area. This year, the organization’s main emphasis for acquisitions is on retail banks with up to US $2 billion in average assets in Chicago, Illinois and surrounding states.

Mr. Comper also spoke of another ongoing key priority for BMO — building trust and lasting relationships, and delivering products and services with integrity and concern for customers and their communities.

“A business lives or dies by its reputation. What it takes is ethical people who understand and appreciate that no business decision is value-free, even when the values are not overtly stated; people who understand and appreciate that we will only achieve our goals over the long term if we are able to continue to earn the trust and loyalty of customers, shareholders, the communities we serve and, yes, the public at large,” he said. “For well over a decade, BMO’s pace-setting corporate governance has been highly praised by experts on a number of fronts, most pointedly for the quality of our financial disclosure.”

More than 10 years ago, well before U.S. legislation compelled CEOs and CFOs of all public companies operating in the U.S. to certify the accuracy of their financial statements, BMO put in place a comprehensive process to hold senior management personally accountable for the results achieved and the manner in which they achieve them.

BMO was also the first Canadian bank to appoint a Lead Director seven years ago to ensure that the Board would operate independently of management. Today, BMO is taking the next step with the announcement of the impending appointment of a non-executive Chairman.

“After 33 years of dedicated service as a director of Bank of Montreal, the past seven as Lead Director, Blair MacAulay is scheduled to retire at next year’s annual meeting. In light of his upcoming retirement, Blair and the Board of Directors have determined that the time is appropriate to split the roles of Chairman and Chief Executive Officer — an initiative I am already on the record as supporting. This will provide ample time for a smooth transition period,” said Mr. Comper.

A selection committee of the Board is currently considering candidates among existing independent directors, and the Board will elect a non-executive Chairman in the near future.

Other recent initiatives in corporate governance include: centralized management at the Deputy Chair level of all credit, risk and portfolio management functions enterprise-wide to ensure BMO’s ongoing leadership in these core competencies; new independence standards for directors; a special code of ethics for the CEO and chief financial officers; guidelines for director share ownership; revamped charters for Board committees; the appointment of a governance officer to oversee all issues relating to governance and ethical behaviour; and a strong new policy to protect so-called ‘whistleblowers’ from retaliation and a confidential and anonymous process for employees to raise concerns regarding accounting, internal controls or auditing matters. The latest initiative is the launch of a Reputational Risk Committee charged with assessing transactions from the perspective of maintaining BMO’s reputation.

“We started raising the bar on governance standards long before it became fashionable. And I assure you, the improvements will continue,” Mr. Comper said.

Established in 1817 as Bank of Montreal, BMO Financial Group (NYSE, TSX: BMO) is a highly diversified financial services organization. With average assets of $268 billion as at January 31, 2004 and 34,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and solutions. BMO Financial Group serves clients across Canada and in the United States through its Canadian retail arm BMO Bank of Montreal; Chicago-based Harris Bank, a major U.S. mid-west financial services organization which also has wealth management offices across the United States; BMO Nesbitt Burns, one of Canada’s leading full-service investment firms; and Harris Nesbitt, its U.S. investment and corporate banking operation.

A full transcript of Mr. Comper’s speech may be found at www.bmo.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This press release includes forward-looking statements, which are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, comments with respect to our objectives, targets, strategies, financial condition, the results of our operations and our businesses, our outlook for our businesses and for the Canadian and U.S. economies, and risk management.

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on these forward-looking statements as a number of important factors could cause actual future results to differ materially from the plans, objectives, targets, expectations, estimates and intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by the following factors: fluctuations in interest rates and currency values; regulatory developments; statutory changes; the effects of competition in the geographic and business areas in which we operate, including continued pricing pressure on loan and deposit products; and changes in political and economic conditions including, among other things, inflation and technological changes. We caution that the foregoing list of important factors is not exhaustive and that when relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider the foregoing factors as well as other uncertainties and potential events. The Bank does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Contacts:
Media Relations
Ian Blair, Toronto, ian.blair@bmo.com, (416) 867-3996
Ron Monet, Montreal, ronald.monet@bmo.com, (514) 877-1101
Paul Gammal, Chicago, paul.gammal@harrisbank.com, (312) 461-6625

Investor Relations
Susan Payne, Toronto, susan.payne@bmo.com, (416) 867-6656
Lynn Inglis, Toronto, lynn.inglis@bmo.com, (416) 867-5452

Internet: www.bmo.com